UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

December 6, 2011

Commission File Number: 1-15174

Siemens Aktiengesellschaft

(Translation of registrant’s name into English)

Wittelsbacherplatz 2

80333 Munich

Federal Republic of Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐      No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐      No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐      No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Siemens Aktiengesellschaft

Berlin and Munich

Notice of Annual Shareholders’ Meeting 2012

Berlin and Munich,

December 2011

To Our Shareholders:

NOTICE IS HEREBY GIVEN that the Annual Shareholders’ Meeting of Siemens Aktiengesellschaft (hereinafter “Siemens AG” or “Company”) will be held on Tuesday, January 24, 2012 at 10:00 a.m. CET, at the Olympiahalle of the Olympiapark, Coubertinplatz, 80809 Munich, Federal Republic of Germany, for the following purposes:

Agenda

1.	To receive and consider the adopted Annual Financial Statements of Siemens AG and the approved Consolidated Financial Statements, together with the Combined Management’s Discussion and Analysis of Siemens AG and the Siemens Group, including the Explanatory Report on the information required pursuant to Section 289 (4) and (5) and Section 315 (4) of the German Commercial Code (HGB) as of September 30, 2011, as well as the Report of the Supervisory Board, the Corporate Governance Report, the Compensation Report and the Compliance Report for fiscal year 2011

The materials referred to are available on our website at www.siemens.com/agm and may be inspected at the registered offices of Siemens AG, Wittelsbacherplatz 2, 80333 Munich, and Nonnendammallee 101, 13629 Berlin, Germany. Upon request, a copy of the materials will also be mailed to shareholders. In addition, the materials will be available and explained in more detail at the Annual Shareholders’ Meeting. In accordance with the applicable legal provisions, no resolution on Agenda Item 1 is proposed to be adopted, as the Supervisory Board has already approved the Annual Financial Statements and the Consolidated Financial Statements.

2.	To resolve on the appropriation of net income of Siemens AG to pay a dividend

The Supervisory Board and the Managing Board propose that the unappropriated net income of Siemens AG for the fiscal year ended September 30, 2011 amounting to €2,742,610,263.00 be appropriated as follows:

Distribution of a dividend of €3.00 on each no-par value share entitled to the dividend for fiscal year 2011:	€2,628,532,950.00

Amount carried forward:	€114,077,313.00

The amounts of both the dividend distribution and the carryforward reflect the 876,177,650 no-par value shares existing at the time of the Managing and Supervisory Boards’ proposal for appropriation of the net income and which are entitled to the dividend for fiscal year 2011. Should there be any change in the number of no-par value shares entitled to the dividend for fiscal year 2011 before the date of the Annual Shareholders’ Meeting, the above proposal will be amended accordingly and presented for resolution at the Annual Shareholders’ Meeting, with an unchanged dividend of €3.00 on each no-par value share entitled to the dividend for fiscal year 2011 as well as a suitably amended carryforward.

3.	To ratify the acts of the members of the Managing Board

The Supervisory Board and the Managing Board propose that the acts of the members of the Managing Board in fiscal year 2011 be ratified for that period.

4.	To ratify the acts of the members of the Supervisory Board

The Supervisory Board and the Managing Board propose that the acts of the members of the Supervisory Board in fiscal year 2011 be ratified for that period.

5.	To resolve on the appointment of independent auditors for the audit of the Annual Financial Statements and the Consolidated Financial Statements and for the review of the Interim Financial Statements

On the basis of the Audit Committee’s recommendation, the Supervisory Board proposes that Ernst & Young GmbH Wirtschaftsprüfungsgesellschaft, Stuttgart,

a)	be appointed to serve as independent auditors of the Annual Financial Statements and the Consolidated Financial Statements for fiscal year 2012

and

b)	be appointed to review the Financial Statements and the Interim Management’s Discussion and Analysis for the first half of fiscal year 2012.

Further information and details

Total number of shares and voting rights

At the time of giving Notice of Annual Shareholders’ Meeting, the Company’s common stock amounts to 914,203,421 no-par value shares entitled to participate and vote. Of these, 38,025,771 shares are held as treasury stock, from which the Company derives no rights.

Prerequisites for attending the Annual Shareholders’ Meeting and for exercising the voting rights

Notification of attendance

Only those shareholders are entitled to attend and vote at the Annual Shareholders’ Meeting who are recorded as shareholders of the Company in the Company’s stock register and who have submitted timely notification of attendance to the Annual Shareholders’ Meeting. The notification of attendance must be received by the Company no later than Tuesday, January 17, 2012.

Shareholders who are registered in the Company’s stock register may submit their notification of attendance in text form in the German or English language to Siemens AG at the following address:

Siemens Hauptversammlung 2012

81052 Munich, Germany

Telefax: +49 89 636 700776

E-mail: ihv@siemens.com

or by using the password-protected Internet Service for the Annual Shareholders’ Meeting electronically via the Internet at

https://ihv.siemens.com

You can obtain online access by entering your Shareholder Control Number and the related Personal Identification Number (PIN) both of which are contained in the materials sent to you. Instead of their PIN, shareholders who have registered for electronic delivery of shareholder meeting materials must use the Access Password selected by them upon registration. Further information on the attendance notification procedure is provided on the Attendance Notification Form (which may also be used to assign a proxy and vote by mail) sent to you together with the Notice of Annual Shareholders’ Meeting, as well as at the above-mentioned website.

Credit institutions, shareholders’ associations and persons, institutions or companies of equal status pursuant to Section 135 (8) or Section 135 (10) in connection with Section 125 (5) of the German Stock Corporation Act (AktG) are not entitled to vote such shares not owned by them, but which are recorded under their name in the Company’s stock register (commonly referred to as nominee or “street name” registration), unless they have the shareholder’s authority.

Holders of American Depositary Receipts (ADR) may obtain further information through JP Morgan Chase & Co., P.O. Box 64504, St. Paul, MN 55164-0504, U.S.A. (Phone +1 800 990 1135; E-mail: jpmorgan.adr@wellsfargo.com).

Please note that, due to the historically high number of attendance notifications received for our Annual Shareholders’ Meeting, it is necessary to limit the number of admission tickets sent to shareholders to generally one ticket per shareholder. Without wishing to restrict your right to attend, we request that you notify your attendance as early as possible and only if you seriously intend to attend the Annual Shareholders’ Meeting. This will facilitate organization of the Annual Shareholders’ Meeting.

Shareholders of record or their duly appointed proxies entitled to attend the Annual Shareholders’ Meeting will be issued admission tickets and voting cards.

Free disposability of stock

A shareholder’s notification of attendance to the Annual Shareholders’ Meeting will not entail share blocking, i.e. even after having registered for attendance, shareholders remain free to dispose of their shares. The right to vote is based on the number of shares evidenced by entry in the Company’s stock register as of the date of the Annual Shareholders’ Meeting. This number will correspond to the number of shares registered at the end of the closing date of the notification period, since applications for registration in the Company’s stock register received from January 18, 2012 through January 24, 2012 will be processed and considered only with effect from January 25, 2012.

Proxy voting procedure

Shareholders who are registered in the Company’s stock register are entitled to vote by proxy, i.e. by delegating their authority to vote their shares at the Annual Shareholders’ Meeting to a proxy representative, such as a credit institution or a shareholders’ association. Here again, timely notification of attendance must be given by the shareholder or the duly authorized proxy.

A proxy authorization, its revocation and evidence of proxy authorization vis-à-vis the Company must be provided in text form or via the above-mentioned Internet Service for the Annual Shareholders’ Meeting (by entering the Shareholder Control Number and the related Personal Identification Number (PIN) or the Access Password) if neither a credit institution nor a shareholders’ association nor persons, institutions or companies of equal status pursuant to Section 135 (8) or Section 135 (10) in connection with Section 125 (5) of the German Stock Corporation Act (AktG) are authorized. Both the assignment and evidence of a proxy authorization may be mailed to the above-mentioned address by using the Attendance Notification Form sent to shareholders together with the Notice of Annual Shareholders’ Meeting. Credit institutions, shareholders’ associations and persons, institutions or companies of equal status pursuant to Section 135 (8) or Section 135 (10) in connection with Section 125 (5) of the German Stock Corporation Act (AktG) may stipulate different requirements with regard to their own appointment as proxies.

As a special service, we offer our shareholders, as in the past, the possibility of delegating, to employees of Siemens AG, their authority to vote their shares at the Annual Shareholders’ Meeting in accordance with their voting instructions. Again, the required authorization may be given at the above-mentioned website (by way of the Shareholder Control Number and the related Personal Identification Number (PIN) or Access Password) or by returning the forms mailed to you. Please note that these proxy representatives can vote your shares only on agenda items on which you have given voting instructions, and that they may not accept instructions on proposals of procedure prior to or during the Annual Shareholders’ Meeting. In the same way, these proxy representatives will not accept any instructions for requests to speak, to raise objections against resolutions of the Annual Shareholders’ Meeting or to ask questions or submit proposals.

Further details regarding the proxy voting procedure are provided on the Attendance Notification Form mailed to you together with the Notice of Annual Shareholders’ Meeting and at the above-mentioned website.

After timely notification of your attendance, you may use our Internet Service for the Annual Shareholders’ Meeting to change your admission ticket order, proxy authorization and voting instructions until the end of the general debate on the day of the Annual Shareholders’ Meeting. When using our Internet Service for the Annual Shareholders’ Meeting, please note that you can neither vote on possible counterproposals or election nominations or other proposals not brought forward prior to the Annual Shareholders’ Meeting nor give voting instructions with regard to such proposals. Likewise, no requests to speak, objections to resolutions of the Annual Shareholders’ Meeting, questions or proposals from shareholders can be accepted via the Internet Service for the Annual Shareholders’ Meeting.

Absentee voting procedure

Shareholders registered in the Company’s stock register are entitled to submit their votes by way of absentee voting (voting by mail), even without attending the Annual Shareholders’ Meeting. Only those shareholders of record are entitled to vote by mail who have submitted timely notification of attendance to the Annual Shareholders’ Meeting.

The submission of votes by way of absentee voting shall be in writing or by using electronic communication and must be received by the Company no later than Tuesday, January 17, 2012. Please use the Attendance Notification Form mailed to you together with the Notice of Annual Shareholders’ Meeting and mail it to the above-mentioned address or use our password-protected Internet Service for the Annual Shareholders’ Meeting via the above-mentioned Internet address (by entering your Shareholder Control Number and the related Personal Identification Number (PIN) or the Access Password).

Further details regarding the absentee voting procedure are provided on the Attendance Notification Form mailed to you together with the Notice of Annual Shareholders’ Meeting and at the above website.

After timely submission of your vote by way of absentee voting, you may make changes via our Internet Service until the end of the general debate on the day of the Annual Shareholders’ Meeting. When using our Internet Service for the Annual Shareholders’ Meeting, please note that you cannot cast absentee votes either on possible counterproposals or on election nominations or on other proposals not brought forward prior to the Annual Shareholders’ Meeting. Likewise, no requests to speak, objections to resolutions of the Annual Shareholders’ Meeting, questions or proposals from shareholders can be accepted via the Internet Service for the Annual Shareholders’ Meeting.

Authorized credit institutions, shareholders’ associations and persons, institutions or companies of equal status pursuant to Section 135 (8) or Section 135 (10) in connection with Section 125 (5) of the German Stock Corporation Act (AktG) may also take advantage of absentee voting.

Submission of votes by way of absentee voting, too, is based on the number of shares evidenced by entry in the Company’s stock register as of the date of the Annual Shareholders’ Meeting. This number will correspond to the number of shares registered at the end of the closing date of the notification period, since applications for registration in the Company’s stock register received from January 18, 2012 through January 24, 2012 will be processed and considered only with effect from January 25, 2012.

Inquiries, proposals, election nominations and information requests

(information on shareholders’ rights pursuant to Section 122 (2), Section 126 (1), Section 127, and Section 131 (1) of the German Stock Corporation Act (AktG))

Requests for additions to the agenda pursuant to Section 122 (2) of the German Stock Corporation Act (AktG)

Shareholders whose combined shares amount to at least one-twentieth of the capital stock or a proportionate ownership of at least €500,000 (equivalent to 166,667 shares of stock) may request that items be placed on the agenda and be published. Each new item must be accompanied by supporting information or a formal resolution proposal. The request must be submitted in writing to the Managing Board of Siemens AG and be received by the Company no later than midnight (CET) on December 24, 2011. Please use the following address to submit your respective requests:

Managing Board of Siemens AG

Wittelsbacherplatz 2

80333 Munich

Germany.

Unless made public at the same time as the Notice of Annual Shareholders’ Meeting, requests for additions to the agenda that are required to be published are published without undue delay upon receipt in the German Electronic Federal Gazette (elektronischer Bundesanzeiger) and submitted for publication to those media which may be presumed to distribute the information throughout the European Union. In addition, such requests are published on the Internet at www.siemens.com/agm and communicated to the shareholders.

Counterproposals and election nominations pursuant to Section 126 (1) and Section 127 of the German Stock Corporation Act (AktG)

In addition, shareholders may submit to the Company counterproposals to Managing and/or Supervisory Board proposals relating to certain agenda items and may make election nominations. All counterproposals must be accompanied by supporting information. All counterproposals, election nominations and other inquiries by shareholders concerning the Annual Shareholders’ Meeting must be sent to:

Siemens Aktiengesellschaft

Corporate Finance

Investor Relations (CF IR)

Wittelsbacherplatz 2

80333 Munich

Germany

Telefax +49 89 636-32830

or e-mailed to:

hv2012@siemens.com

Counterproposals and election nominations by shareholders to be made available, including the shareholder’s name and any supporting information to be made available, will be posted on the Internet at www.siemens.com/agm upon their receipt. All counterproposals and election nominations relating to items on the present Agenda that are received at the above-mentioned address by midnight (CET) on January 9, 2012 will be considered. Management’s position, if any, on the counterproposals and election nominations will also be available at the above-mentioned website.

Right to obtain information pursuant to Section 131 (1) of the German Stock Corporation Act (AktG)

Every shareholder or shareholder representative present at the Annual Shareholders’ Meeting may request from the Managing Board information regarding the Company’s affairs, the Company’s legal and business relations with any affiliated enterprises, and the position of the Group and any enterprises included in the Consolidated Financial Statements, to the extent that such information is necessary to permit a proper evaluation of the relevant item on the agenda.

Additional explanations

Additional explanations regarding shareholders’ rights pursuant to Section 122 (2), Section 126 (1), Section 127, and Section 131 (1) of the German Stock Corporation Act (AktG) can be found on the Company’s website at www.siemens.com/agm.

Live transmission of the Annual Shareholders’ Meeting

As determined by the Chairman of the Meeting, the entire Annual Shareholders’ Meeting on January 24, 2012 will be webcast live for shareholders of Siemens AG over the Internet starting at 10:00 a.m. CET (go to https://ihv.siemens.com). Shareholders of record will be able to obtain online access by entering their Shareholder Control Number and the related Personal Identification Number (PIN) specified in the materials mailed to them. Instead of their PIN, shareholders who have registered for electronic delivery of shareholder meeting materials must use the Access Password selected by them upon registration.

Furthermore, the speeches of the Chairman of the Supervisory Board and of the President and CEO may also be followed by other interested parties live over the Internet and will be available as a replay after the Annual Shareholders’ Meeting (go to www.siemens.com/agm). A recording of the live transmission in its entirety will not be made.

Website where information pursuant to Section 124a of the German Stock Corporation Act (AktG) is available

The Notice of Annual Shareholders’ Meeting, together with the information and explanations required by law, is also available on our website at www.siemens.com/agm, where the information pursuant to Section 124a of the German Stock Corporation Act (AktG) can also be found.

The voting results will be posted at the same website after the Annual Shareholders’ Meeting.

The Notice of Annual Shareholders’ Meeting has been submitted for publication to those media which may be presumed to distribute the information throughout the European Union.

By order of the Managing Board

Siemens Aktiengesellschaft

This version of the Notice of Annual Shareholders’ Meeting, prepared for the convenience of English-speaking readers, is a translation of the German original. For purposes of interpretation the German text shall be authoritative and final.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT

Date: December 6, 2011	/s/ DR. WERNER SCHICK
	Name:	Dr. Werner Schick
	Title:	Chief Counsel - Corporate/Capital Markets

/s/ DR. TANJA KOEHLER
	Name:	Dr. Tanja Koehler
	Title:	Senior Legal Counsel